Exhibit 99.1

Enlight Renewable Energy Ltd.

Monitoring Report | October 2025

This credit rating report is a translation of a report that was written in Hebrew for a debt issued in Israel.
The binding version is the one in the original language.

Contacts:

Robert Avdalimov
Senior Analyst, Lead Rating Analyst
robert.a@midroog.co.il

Tomer Dar
Senior Team Leader, Secondary Rating Analyst
tomero@midroog.co.il

Iris Sde-Or, Vice President
Head of Projects and Infrastructure
iris.s@midroog.co.il

MIDROOG

Enlight Renewable Energy Ltd.

Issuer Rating	A2.il	Outlook: Stable
Series Rating	A2.il	Outlook: Stable

Midroog affirms the A2.il rating for bonds (Series 3, 4, 6, 7 and 8) issued by Enlight Renewable Energy Ltd. (the "Company"). The outlook is stable. Midroog also affirms the issuer rating of A2.il with a stable outlook.

Outstanding bonds rated by Midroog:

Bond series	Security No.	Rating	Outlook	Final Maturity
ENLIGHT C3	7200249	A2.il	Stable	01.09.2028
ENLIGHT B4	7200256	A2.il	Stable	01.09.2029
ENLIGHT B6	7200173	A2.il	Stable	01.09.2026
ENLIGHT B7	1218122	A2.il	Stable	01.09.2033
ENLIGHT C8	1218130	A2.il	Stable	01.09.2033

Summary of Rating Rationale

The rating takes into account the following considerations, among others:  (1) The Company operates in the sector of electricity generation from renewable energies, in Israel and around the world, which is assessed by Midroog at medium risk. (2) The Company's activity in the different countries is mostly conducted under tariff arrangements in a supportive regulatory environment and/or under long-term PPA1 agreements for the sale of electricity, mainly with giant corporations and local grid operators. In the framework of its electricity storage activity in the US, the Company provides local system operators with grid services, according to an income model based on availability payments that are not affected by demand. In our assessment, these characteristics contribute to stability of the Company's cash flow and strengthen cash flow certainty over the long term. (3) Lower entry barriers to the renewable energy power generation market than to the power generation market based on fossil fuel plants, which is characterized by high entry barriers due, among other things, to the need for significant capital investments coupled with technological and engineering complexity. At the same time, the Company has focused in recent years on the initiation and construction of high-capacity renewable energy projects, on a scale which, in our opinion, requires expertise, experience and execution capabilities not generally possessed by players in the market. (4) The growth trend characterizing the renewable energy sector in Israel and worldwide, supported by government decisions for setting renewable energy promotion targets. (5) A substantial increase in the installed capacity and geographical diversification of the income-generating projects, to a total capacity of 2,514 megawatts and 2,038 megawatt-hours of storage capacity, compared to 1,990 megawatts and 434 mega-watt hours of storage capacity in the year-before period. This trend is expected to persist in the coming years, with the entry into commercial operation of additional projects in the US, Europe and Israel. (6) Improvement in the Company's geographical diversification and revenue concentration, with further improvement expected as additional projects enter commercial operation. (7) The Company's strategy to create a broad and diversified geographical mix, which includes the sale of electricity in developed markets, alongside operations in developing countries with varying regulatory regimes. (8) The Company has a significant investment plan that includes the construction and development of several projects in the US, Europe and Israel. This plan has resulted in a substantial increase in Capex expenses in recent years, with these expenses2 amounting to $905 million in 2024, compared to $736 million in 2023, in a growth trend expected to persist in the coming years. (9) A project finance structure based on non-recourse debt of the subsidiaries. Accordingly, the Company's coverage ratios are relatively long and characterized by a high leverage ratio, as customary in the sector, as against assets with long-term cash flows that align with the project debt duration. (10) The revenue-generating ability of the Company is assessed to be good, given the stability, profitability and financial strength of the projects held by the Company, with EBITDA as of the end of 2024 totaling $247 million, compared to $179 million3 for the year-before period. (11) Exposure to interest rates, exchange rates and the credit risks of the various countries in which the Company operates. It should be noted that approximately 88% of the Company's existing debt (at project and Company level) is not exposed to interest-rate fluctuations. (12) The gross financial debt to capital resources (Cap) ratio stood at 68.3% at the end of 2024. The share offering held in the third quarter of 2025 bolstered the Company's financial strength. (13) The debt service coverage ratios at the end of 2024 are improved compared to previous years. The debt to EBITDA ratio stood at 12.9 in 2024, compared to 15.4 at the end of 2023, and should continue to improve somewhat in 2025-2027, in view of substantial cash flows from new projects that are set to begin commercial operation. (14) Good financial flexibility and high liquidity reserves, which stood at $480 million as of June 30, 2025. (15) Structural and cash flow subordination of the Company to senior and subordinated debts of the projects owned by it, moderated by high-quality projects with wide geographical diversification. (16) An increased repayment burden beginning in 2026. (17) Ownership without a control core, allowing for an appropriate balance between debtholders and shareholders and significant capital raises, as necessary, with no dividend distribution expected in periods of significant investments. (18) In our assessment, renewable energy power generation projects have low exposure to environmental and social risks, in light of supportive regulation and demand trends. We likewise rate the Company's exposure to governance risk as low.

1 Power Purchase Agreements.
2 Including adjustment in respect of lease liability principal payment.
3 Excluding income from tax equity partners and including adjustments for concession arrangements.

2	16/10/2025	Enlight Renewable Energy Ltd. – Monitoring Report

MIDROOG

Under Midroog's base case scenario, EBITDA is expected to be in the range of $290-310 million in 2025, and to increase significantly during 2026-2027, to a range of $400-420 million in 2026 and $530-560 million in 2027, following the entry into commercial operation of several projects, mainly in the US, as elaborated below. The debt to EBITDA ratio is expected to stand at 12.5 in 2025, with this ratio projected to improve somewhat in 2026-2027 to a range of 8.5-10.5. Additionally, the interest coverage ratio of EBIT to finance costs is expected to stand at 1.8 in 2025, and to be in the range of 1.4-1.8 in the years 2026-2027. The present leverage environment is expected to remain relatively unchanged. According to Midroog's base case scenario, the gross financial debt to capital resources (Cap) ratio is expected to be in the range of 65%-67% in 2025 and in the range of 68%-71% in the years 2026-2027. In addition, according to the Company, it will maintain liquidity reserves and/or available unused credit facilities in an amount that is at least NIS 100 million in excess of bond repayment needs for the next nine months. Midroog also took into account that there will be no dividend distributions in the coming years.

Rating Outlook

The stable outlook is supported by the Company's strong business position, a high certainty of cash flow from the various projects, and financial flexibility of the Company.

Factors that could lead to a rating upgrade

•	Substantial improvement in leverage ratios, cash flow and coverage ratios, and demonstration of stability over time.

•	Significant improvement in the Company's overall capacity, revenues, and cash flow diversification.

Factors that could lead to a rating downgrade

•	A change in the sector risk profile, including deterioration in the supportive regulatory environment.

•	Significant worsening of leverage ratios, financial strength and debt service coverage ratios.

•	Material deviations from the timetable and budget framework established for the development of the projects under construction.

3	16/10/2025	Enlight Renewable Energy Ltd. – Monitoring Report

MIDROOG

Enlight Renewable Energy Ltd. – Key Financial Indicators ($ in millions)

	30.06.2025	30.06.2024	31.12.2024	31.12.2023	31.12.2022
Cash, cash equivalents and deposits	480	209	387	409	197
Equity	1,648	1,458	1,441	1,436	1,050
Gross financial debt[4]	4,122	2,955	3,190	2,770	2,207
Total assets	6,824	4,801	5,546	4,634	3,533
Gross financial debt/cap	70.6%	66.2%	68.3%	65.2%	67.5%
Adjusted EBITDA[5]	141	120	247	179	137
Capex[6]	664	466	905	736	660

Detailed Rating Considerations

Growth trend in the renewable energy sector in Israel and worldwide, supported by renewable energy promotion targets

The renewable energy sector is experiencing in recent years accelerated growth, characterized by a significant and steady increase in installed capacity and investments, mainly in projects using photovoltaic and wind energy technologies. In parallel, there has been a decline in construction, operation and maintenance costs, stemming, among other things, from technological advances. Total installed capacity of renewable energy worldwide is expected to grow by 5,500 gigawatts by 2030, some 70% above the forecast published in 2023.7 As an outcome, renewable energy is set to replace coal as the largest energy source in 2025. Simultaneously, as part of the global trend to reduce greenhouse gas emissions, numerous countries are encouraging the production of electricity from renewable energy sources, through regulatory and tariff support. The US administration and the European Union have set a target of zero greenhouse gas emissions by 2050. In our estimation, the scope of electricity production using renewable energy will continue to grow in the coming years.

In 2022, the US administration approved an extension of the period of eligibility for tax incentives for renewable energy projects until 2032, together with an increase in the incentive rate from 26% to 30% ("IRA"), in addition to which other tax benefits were approved that are to be granted subject to compliance with certain conditions. However, the entry of the Trump administration in January 2025 marked a change in energy policy, with the issuance of executive orders to reduce the support for renewable energy sources and to promote fossil fuel-based electricity generation. In July 2025, Congress approved an amendment to the IRA Law, changing the incentive eligibility period, so that projects connecting to the grid by December 31, 2027 will be entitled to the full range of incentives. Additionally, the Safe Harbor mechanism was established, whereby photovoltaic projects will be entitled to the full tax incentive rate, subject to satisfying the following cumulative conditions: (1) Project construction commenced within 12 months after the adoption of the law (July 2026); (2) The project will be connected to the grid within four years of the construction commencement date, i.e., no later than December 31, 2030. Likewise, storage projects meeting the requirements will be entitled to tax incentives until the end of 2033, with a gradual reduction in the rate of the incentives until their expiration after 2035. According to the Company, the inventory of matured projects in the US, which are in the construction and pre-construction stages, is expected to meet the Safe Harber conditions, with the absolute majority already guaranteed to comply with the conditions and accordingly to be entitled to all the tax incentives applicable to the projects. As to the inventory of future projects of the Company, upon the expiration of the tax incentives, the Company will consider the promotion of new projects based on their economic viability. At the same time, the Company believes that the increasing demand for electricity, in particular for green electricity, which accounts for a majority of grid connection requests in the US, will serve to balance the market and support the economic viability of projects also in the period after the expiration of the incentives.

4 Including lease liabilities. Net of debt service funds.
5 Net of one-time expenses in respect of the Clenera transaction and adjustment of operations due to concession arrangements. The EBITDA calculation is based on Midroog's financial adjustments methodology.
6 Including adjustment in respect of lease liability principal payment.
7Report of the International Energy Agency, October 2024.

4	16/10/2025	Enlight Renewable Energy Ltd. – Monitoring Report

MIDROOG

According to reports by the Company, significant amendments to the European Union's Renewable Energy Directive, which came into effect in November 2023, have raised EU targets for the use of renewable energy. Thus, EU countries are currently required to implement the majority of the provisions of the amended directive by May 2025, with the directive setting a minimum target  of 42.5% for renewable energy use by 2030 and an aspirational goal of 45%.8

In October 2020,9 the Israeli government decided to increase the target for power generation from renewable energy sources to 30% by 2030, instead of the previous target of 17%, including an interim target of 20% by 2025. In July 2021,10 a national target was set for the reduction of greenhouse gas emissions in Israel by 2050, such that emissions by that year would be 85% below the amount measured in 2015. Furthermore, it was decided for the first time in Israel to levy a coal tax, reflecting the damage caused by greenhouse gas emissions.11 Additionally, in October 2024, the government issued a decision to promote the energy security of the Israeli electricity sector,12 relating, inter alia, to the removal of planning barriers intended to facilitate the development of renewable energy projects and conventional power stations, and the promotion of projects in Area C of Judea and Samaria. In our assessment, this policy will continue to support electricity generation from renewable energies in Israel in the coming years. According to the report of the Israel Public Utility Authority for Electricity ("Electricity Authority") for 2024,13 the share of electricity generation from renewable energies out of total electricity consumption in the economy stood in 2024 at 14.6%, compared to 12.5% and 10.4% in 2023 and 2022, respectively.

8 Directive (EU) 2018/2001.
9 Government Decision 465, from October 25, 2020, "Promotion of Renewable Energy in the Electricity Sector and Amendment of a Government Decision."
10 Government Decision Concerning a Low-Coal Economy, dated July 25, 2021.
11 Government Decision on the Pricing of Greenhouse Gas Emissions, dated August 1, 2021.

5	16/10/2025	Enlight Renewable Energy Ltd. – Monitoring Report

MIDROOG

Significant growth in the installed capacity and geographical diversification of the Company's assets, coupled with a decrease in revenue concentration and a projected sharp growth in operations in the US

As of the date of the financial statements for the first half of 2025, the Company operates income-generating projects with a total capacity of 2,514 megawatts and 2,038 megawatt-hours of storage capacity (proportion owned by the Company – 1,804 megawatts and 1,877 megawatt-hours of storage capacity), compared to 1990 megawatts and 434 megawatt-hours of storage capacity (proportion owned by the Company – 1,315 megawatts and 365 megawatts of storage capacity) in the year-before period. During the period, the Atrisco solar project in the US, with a total capacity of 364 megawatts plus 1,200 megawatt-hours of storage capacity, entered commercial operation, as did the Pupin wind project in Serbia, with a capacity of 94 megawatts, as well as an inventory of solar-plus-storage projects in Israel, with a total capacity of 33 megawatts and 363 megawatt-hours of storage capacity. Additionally, the Company has an inventory of projects with a total capacity of 1,654 megawatts plus 4,396 megawatt-hours of storage capacity, which are in advanced stages of constructions and set to begin commercial operation during 2025-2027. Projects under construction include Country Acers, Quail Ranch, Roadrunner and Snowflake A in the US, with a total capacity of 1,429 megawatts and 3,928 megawatt-hours of storage capacity. The Company also has other projects with a total capacity of 2,059 megawatts plus 3,914 megawatt-hours of storage capacity, which are in the construction or preconstruction stages or under a signed PPA agreement and expected to enter commercial operation during 2027-2028. As of the date of writing the report, the Company's most significant project, which is in the preconstruction stage, is the Co Bar project in the US, with a total capacity of 1.2 gigawatts combined with 824 megawatt-hours of storage capacity. In our estimation, the planned commercial operation of additional projects in the US and Europe in the coming years should improve the geographical diversification of the Company's assets as well as revenue concentration.

12 Government Decision 2282 on the Promotion of Energy Security in the Israeli Electricity Sector, Amendment and Cancellation of Government Decisions, October 2024.
13 Report on the State of the Electricity Sector for 2023, September 2024, Electricity Authority,

6	16/10/2025	Enlight Renewable Energy Ltd. – Monitoring Report

MIDROOG

The Company's major customers are the Israel Electric Corporation Ltd.14 and Noga Israel Independent System Operator Ltd., with revenues from these customers expected to account for 35%-45% of total revenues of the Company in 2025. Revenue from local power authorities in Europe is expected to be in the range of 15%-25%, while revenue from electricity sales and grid services under PPA agreements (mainly with giant corporations and local grid operators) for solar-plus-storage projects of the Company in the US is expected to be in the range of 10%-20%. The balance of production will be sold at market (merchant) prices, accounting for 10%-20% of the Company's revenues.

Exposure to interest rate and exchange rate fluctuations, as well as the credit risks of the countries in which the Company operates.

The projects owned by the Company are exposed to interest rate fluctuations. Thus, although a significant component of the base interest rate is fixed on the date of financial closure and/or the date of debt withdrawal, so long as a certain component of the debt is not fixed, the Company is exposed to an increase in the base interest rate until such time as it is fixed. At the same time, we note that as of the end of 2024, approximately 88% of the Company's debt is at a fixed interest rate. In addition, the Company's operations in various countries expose it to the exchange rates of the local currencies and to the exchange rate differentials, if any, arising from the translation of foreign operations and from transactions and revenues denominated in foreign currency in relation to the shekel. Exposure exists at the level of the Company, which receives cash flows in different currencies, and at the level of the projects which have construction and/or operating costs denominated in a currency other than the stated currency of the electricity selling price. This risk is mitigated to a certain extent by natural hedging in the projects (where revenues, expenses and debt are denominated in the same currency) and by hedging transactions. We believe that the Company's exposure to exchange rate fluctuations will increase in the coming years, given the substantial cash flows expected from the projects in Europe and the US which are currently under construction. At the same time, we note that the Company's operations and implementation of the existing electricity supply agreements also expose it to the credit risks of the countries according to their Moody's ratings: Israel (Baa1, negative), the US (Aa1, stable), Sweden (Aaa, stable), Ireland (Aa3, positive), Croatia (A3, stable), Serbia (Ba2, positive), Hungary (Baa2, negative), Spain (A3, stable), Italy (Baa3, positive) and Kosovo (NR).

14 The bond series of Israel Electric Corporation Ltd. have a Midroog rating of  Aaa1.il with a stable outlook.

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MIDROOG

The Company has a significant and challenging investment plan, which is expected to enable its continued accelerated growth, with emphasis on the expansion of its operations in the US

The Company has a large-scale investment plan that includes the construction and development of several projects in parallel in Israel and around the world. This plan has resulted in a significant increase in Capex expenses in recent years, with these expenses amounting to $905 million in 2024, compared to $736 million in 2023. Under the base case scenario, this trend is expected to persist in the coming years. Thus, Capex expenses in 2025-2026 are projected to be in the range of $1.0-1.3 billion per year, climbing in 2027 to between $1.5 and 2.0 billion, with a significant proportion of the investments in this period expected to be made in projects in the US, as elaborated above. Accordingly, the Capex to PPE15 ratio is expected to be in the range of 18%-24% in 2025-2027, compared to a ratio of 22% at the end of 2024. Notwithstanding the expected growth in the amount of investments, the Company's liquidity reserves, standing at $480 million as of June 30, 2025, along with significant capital raises from tax equity partners and further project debt issues, should support its investment needs.

Increase in the Company's cash flow, which is based on long-term electricity supply agreements, alongside slow debt service coverage ratios, which are expected to improve in the coming years

Electricity generation facilities are vital infrastructure and a significant component of the electricity economy. They generally operate on the basis of power purchase agreements (PPA) with the local system operator and/or local power companies, which provide for payment at a fixed rate for electricity supply, and, in our assessment, they contribute greatly to the stability and certainty of the Company's cash flow. We note in this regard that the Company has long-term electricity supply agreements for periods of 7 to 22 years (16 years average contract duration) from the date of commercial operation, for approximately 85% of the installed capacity of the income-generating projects. It is worth noting that under the PPA agreements for the Company's storage projects in the US, the Company provides local system operators with grid services in exchange for fixed availability payments, which are not affected by demand levels and actual prices. In our assessment, the availability-based income model supports cash flow certainty and stability of the Company over the long term.

In 2024, adjusted EBITDA amounted to $247 million, compared to $179 million in 2023. According to Midroog's base case scenario, EBITDA is expected to be in the range of $290-320 million in 2025, and to increase significantly during 2026-2027, to a range of $400-420 million in 2026 and $530-560 million in 2027, following the entry into commercial operation of additional projects, mainly in the US, as elaborated above. We note that the Company's debt service coverage ratios are improving but remain relatively slow and are characterized by a high leverage ratio, as against assets with long-term cash flows that align with project debt duration. This metric is reflected, inter alia, in the debt to EBITDA ratio, which is expected to stand at 12.5 in 2025, compared to 12.9 at the end of 2024, with this ratio projected to improve somewhat in 2026-2027 to a range of 8.5-10.5. Additionally, the interest coverage ratio of EBIT to finance costs is expected to stand at 1.8 in 2025, compared to 1.6 in 2024, and to be in the range of 1.4-1.8 in the years 2026-2027. It should further be noted that the Company's accelerated growth through the initiation and financing of new projects substantially slows the debt service coverage ratios, which, however should be shortened by the entry of said projects into commercial operation (several years later).

15 Property, Plant and Equipment.

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MIDROOG

Improvement in the Company's financial strength, due among other things to a share offering, along with a significant investment plan and increase in the consolidated debt

The Company operates through project companies owned by it, in which the customary debt structure is characterized by significant leverage, ranging between 50% and 85%. The level of the Company's balance sheet leverage increased somewhat in 2024, due, among other things, to the reopening of bond series 4 for a total of $178 million in the last quarter of 2024. Accordingly, the gross financial debt to capital resources (Cap) ratio stood at 68.3% at the end of 2024, compared to 65.2% at the end of 2023. Under the base case scenario, a certain decline is foreseen in 2025 in the debt to Cap ratio, to between 65%-67%, in spite of the issue of bond series 7 and 8 for $240 million in the first quarter of the year, in light of a significant capital raise in the amount of $295 million in the third quarter of 2025. However, in view of the Company's significant investment plan, the level of leverage is expected to increase slightly in the coming years, with the gross financial debt to capital resources (Cap) ratio projected to be in the range of 68%-71% in the years 2026-2027. The somewhat negative impact on the leverage environment stems primarily from the construction of new projects on a significant scale, which include substantial development costs, leading to increased consolidated debt. We would emphasize that the Company's operations in the US are conducted through tax equity partners. Thus, upon the start of the commercial operation of a project, the tax equity partner acquires the associated tax benefits and contributes cash up front to the project. These funds are used to repay bridge loans taken by the Company to finance the construction of the facilities, thereby reducing the amount of the project debt. As a result, the Company's operations in the US are carried on in a relatively low leverage environment.

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MIDROOG

Introduction of institutional partners into the Sunlight projects in Israel

On January 28, 2025, the Company signed an agreement for the sale of 44% of the partnership holding the Sunlight 1 and Sunlight 2 renewable energy projects in Israel ("Sunlight cluster") to Harel Insurance Investments and Financial Services Ltd. and Amitim Senior Pension Funds, which acquired respectively 25% and 19% of the partnership. The Sunlight cluster includes income-generating projects and projects in the preconstruction stage for a total of 69 solar megawatts and 448 megawatt-hours of storage capacity. The agreement was concluded on March 27, 2025 at a total investment of $52 million, based on a valuation of $119 million for the cluster. Upon the completion of the deal, the Company lost control of the cluster, and accordingly removed the projects from consolidation in its financial statements. Starting from that date, the cluster is presented according to the equity method.

A financial policy that includes the maintenance of adequate liquidity reserves and non-distribution of dividends

The Company has adequate liquidity reserves, amounting to a consolidated $480 million as of the financial statement for June 30, 2025. These liquidity reserves will be used, among other things, for the investments the Company plans to make in the short to medium term. Under Midroog's base case scenario, the Company will maintain a high level of liquidity that supports its rating, with an emphasis on the near-term period, which is marked by a large-scale investment plan. We believe that the Company will maintain sufficient headroom to the financial covenants of the bond series. Furthermore, the Company does not have a dividend distribution policy, and according to management , no dividends will be distributed in the coming years.

Additional Rating Considerations

The Company's declaration that it will maintain significant liquidity reserves for debt servicing

As of the report date, the Company has undrawn confirmed credit facilities of  $370 million. In addition, as part of its financial policy, the Company maintains liquidity reserves and/or available unused credit facilities in an amount that is at least NIS 100 million in excess of bond repayment needs for the next nine months. Retention of these liquidity reserves supports the Company's rating.

Increased repayment burden beginning in 2026

Beginning in 2026, the Company will be faced with a significant repayment burden, arising inter alia from substantial payments on bond series. Following the completion of the issue of bond series 7 and 8 in February 2025, the average annual debt service for all the bond series during 2026-2029 is projected at more than NIS 550 million. In our assessment, this burden could weigh on the free cash flow of the Company and limit its financial flexibility. However, this risk is partly mitigated by the possibility to convert the series 3 and 8 bonds into shares, as well as by the Company's current cash flows, high access to the capital market and the substantial liquidity reserves it maintains.

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MIDROOG

Ownership without a control core, allowing for an appropriate balance between debtholders and shareholders

The Company operates without a controlling shareholder and/or control core. In recent years the Company has conducted substantial capital raises, contributing to its ability to maintain reasonable levels of leverage in spite of large-scale investments. Additionally, according to management, no dividends will be distributed in the coming years, in order to enable the continued growth of the Company.

Structural and cash flow subordination of the Company to projects owned by it, moderated by high-quality projects with wide geographical diversification

The Company is subordinated structurally and in cash flow priority due to its ownership of project companies with senior debt. The underlying assets of the project companies, including the cash flows arising from them, are subject to a first lien in favor of the senior-debt lenders. Additionally, the distribution of surpluses from the project companies is subject to compliance with distribution triggers. In this regard, it should be noted that the coverage ratios at project level have an adequate margin from the triggers for the distribution of the surpluses to the Company. In our assessment, this subordination is somewhat moderated by the wide geographical diversification of the Company's projects, which are located in different geographical areas and in multiple countries, as well as by the use of different technologies.

Environmental, Social and Governance (ESG) Considerations

The Company's exposure to environmental risks is low, since it engages in the initiation and ownership of photovoltaic- and wind-based projects. The projects and the by-products of their operation do not emit greenhouse gases. However, the Company has indirect exposure to climate risks, such as extensive fires in the geographical areas in which it operates. In view of its activity in the renewable energy sector, the Company is benefiting from increased social preference for renewable energy projects across the globe, coupled with the commitment of western countries to achieve zero greenhouse gas emissions by 2050. We likewise rate the Company's exposure to governance risk as low. The Company operates in developed markets, maintaining low leverage relative to the sector combined with appropriate risk management.

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MIDROOG

Company Profile

Enlight Renewable Energy Ltd. was incorporated in August 2008 as a private company, becoming a public company in 2010. Since 2023, the Company's shares are also traded in the US on the Nasdaq stock exchange. The Company engages in the initiation, development, financing, construction and operation of projects for the generation of electricity from renewable energy sources (solar energy and wind energy), both independently and through subsidiaries and partnerships controlled by it. As of the report date, the Company's operations are diversified across several segments in Israel, Europe and the US.

Rating Scorecard[1]
		As of 31.12.2024		Midroog Forecast
Category	Parameters	Measurement	Score	Measurement	Score
Operating environment	Cash flow certainty	---	A.il	---	A.il
	Entry barriers	---	A.il	---	A.il
	Regulatory framework	---	A.il-Aa.il	---	A.il-Aa.il
Business profile	Total assets	$5,546M	Aaa.il	$6,600-8,800M	Aaa.il
	Quality of geographical diversification	---	Aa.il	---	Aa.il
	Quality and diversification of products and operating segments	---	A.il-Aa.il	---	A.il-Aa.il
	Capex/PPE	22%	A.il	18%-24%	A.il
Financial profile	Debt/EBITDA	12.9	Baa.il	8.5-12.5	Baa.il
	EBIT/Net finance costs	1.6	Baa.il	1.4-1.8	Baa.il
	Debt/cap	68.3%	Baa.il	65%-71%	Baa.il
	Financial policy	--	A.il	--	A.il
Implied score					A2.il
Final score					A2.il

[1] The metrics shown in the table are after adjustments by Midroog and are not necessarily identical to those presented by the Company. The Midroog forecast includes Midroog's assessments with respect to the issuer according to its base case scenario, and not the issuer's assessments.

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MIDROOG

Rating History

Related Reports

Enlight Renewable Energy Ltd. – Related Reports
Rating Power Producers – Methodology Report, January 2023
Financial Statement Adjustments and Presentation of Main Financial Measures in Corporate Rating – Methodology Report, December 2024
Structural Considerations in Rating Debt Instruments in Corporate Finance – Methodology Report, September 2019
Guidelines for Reviewing Environmental, Social and Governance Risks in Credit Ratings – Methodology Report, February 2022
Impact of the War on the Creditworthiness of Issuers Rated by Midroog – Special Report, October 2024
Table of Relationships and Holdings
Midroog Rating Scales and Definitions
The reports are published on the Midroog website at www.midroog.co.il

General Information

Date of rating report:	October 16, 2025

Date of last revision of the rating:	February 25, 2025

Date of first publication of the rating:	April 15, 2019

Rating commissioned by:	Enlight Renewable Energy Ltd.

Rating paid for by:	Enlight Renewable Energy Ltd.

INFORMATION FROM THE ISSUER

Midroog relies in its ratings inter alia on information received from competent personnel at the issuer.

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MIDROOG

Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog judgment, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog judgment, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog judgment, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog judgment, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog judgment, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog judgment, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog judgment, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog judgment, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog judgment, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters.

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MIDROOG

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Ratings and/or publications issued by Midroog are or contain Midroog’s subjective opinions about the relative future credit risk of entities, credit obligations, debts and/or debt-like financial instruments, that apply on the date of their publication, and as long as Midroog has not changed the rating or withdrawn it. Midroog's publications may contain assessments based on quantitative models of credit risks, as well as related opinions. Ratings and publications by Midroog do not constitute a statement about the accuracy of the facts at the time of the publication or in general. Midroog makes use of rating scales to issue its opinions, according to definitions detailed in the scale itself. The choice of a symbol to reflect Midroog’s opinion with respect to credit risk reflects solely a relative assessment of that risk. Midroog’s ratings are issued on a national scale and, as such, are opinions of the relative creditworthiness of issuers and financial obligations within Israel. National scale ratings are not designed to be compared between countries; rather, they address relative credit risk within a given country.

Midroog defines credit risk as the risk that an entity may fail to meet its contractual financial obligations on schedule and the estimated financial loss in the event of default. Midroog's ratings do not address any other risk, such as risks relating to liquidity, market value, change in interest rates, and fluctuation in prices or any other element that influences the capital market.

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All the information contained in Midroog ratings and/or publications, and on which it relied (hereinafter: "the Information") was delivered to Midroog by sources (including the rated entity) that it considers credible. Midroog is not responsible for the accuracy of the Information and presents it as provided by the sources. Midroog exercises reasonable means, to the best of its understanding, so that the Information is of sufficient quality and that it originates from sources Midroog considers to be credible, including information received from independent third parties, if and when appropriate. However, Midroog does not carry out audits and cannot therefore verify or validate the Information.

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MIDROOG

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